Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Predecessor Company (1)					Successor Company (1)
	Year ended December 31,			Three months ended March 31, 2002		Nine months ended December 31, 2002	Twelve Months ended December 31, 2003	Six months ended June 30, 2004
	1999	2000	2001
Ratio of Earnings to Fixed Charges
Pretax income (loss) from continuing operations	$71,151	$3,314	$40,030	$(153,944)		$24,775	$15,217	$32,959
Add fixed charges	8,363	8,251	7,832	1,900		40,333	50,171	22,529

Total Earnings (Loss) (A)	$79,514	$11,565	$47,862	$(152,044)		$65,108	$65,388	$55,488

Interest Expense	$490	$108	$74	$14		$33,556	$42,056	$18,960
Estimate of the interest within rental expense (33% of total)	7,873	8,143	7,758	1,886		6,777	8,115	3,570

Total Fixed Charges (B)	$8,363	$8,251	$7,832	$1,900		$40,333	$50,171	$22,529

Ratio (A/B)	9.51x	1.40x	6.11x	(80.03	)x(2)	1.61x	1.30x	2.46x

(1)	Our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002 and subsequently transferred to Rotech Healthcare Inc. substantially all of its assets used by it in connection with its businesses and operations (including the stock of substantially all of its subsidiaries), in a restructuring transaction. The “Predecessor Company” refers to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to April 1, 2002 and “Successor Company” refers to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods after March 31, 2002.
(2)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $153,944. Such amount includes approximately $153,197 of reorganization expense to write-down the Predecessor Company’s assets to fair market value.